News Release

PEMBINA

Pembina Pipeline Corporation Declares Common Share Dividend

CALGARY, ALBERTA, August 5, 2021 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for August 2021 of $0.21 per share to be paid, subject to applicable law, on September 15, 2021 to shareholders of record on August 25, 2021. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the August 2021 cash dividend is expected to be approximately U.S. $0.1674 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7971. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th calendar day of the month following the record date. Should the payment date fall on a weekend or on a statutory holiday, the business day prior to the weekend or statutory holiday becomes the payment date.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services;

- **Investors** receive sustainable industry-leading total returns;

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to: future dividends which may be declared on Pembina's common shares; the timing and the amount of the dividend payments and the tax treatment thereof; and the timing for release of the Company's second quarter 2021 results. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; prevailing interest and tax rates; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods

to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the failure to realize the anticipated benefits or synergies of completed acquisitions, integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including risks relating to the duration, geographic scope and severity of the COVID-19 pandemic; a resurgence in COVID-19 cases or the emergence of new variants of the COVID-19 virus, which could result in the imposition or, reimposition of, or enhancements to, restrictions to contain the virus, including restrictions on movement and businesses; the extent to which the COVID-19 pandemic continues to impact the global economy and cause, directly or indirectly, a decline in commodity prices; the efficacy of actions taken by governmental authorities to contain the COVID-19 virus, including ongoing vaccination campaigns, and to mitigate or otherwise address its impact; the extent, timing and sustainability of economic recovery in relation to the COVID-19 pandemic; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2020, and Pembina's management's discussion and analysis dated August 5, 2021 for the three and six months' ended June 30, 2021, which can all be found at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

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For further information:

Investor Relations
Scott Arnold
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com